EXHIBIT (a)(5)(D)


                                                                      Contact:
                                                      William R. (Todd) Fowler
                                                                (800) 988-4304

                SECURITY CAPITAL ANNOUNCES PRELIMINARY RESULTS OF
                                SELF-TENDER OFFER

CHICAGO (April 18, 2001) - Security Capital Group Incorporated (NYSE: SCZ) announced today the preliminary results of its modified Dutch auction self-tender offer, which expired April 17, 2001. Pursuant to applicable securities laws, Security Capital expects to purchase 9,302,326 shares of Class B Common Stock at a purchase price of $20.50 per share, or a total of approximately $191 million. Security Capital expects the proration to be approximately 78% of those shares tendered at or below the purchase price. All shares purchased in the tender offer will receive the same price.

The price per share and the proration are preliminary and subject to verification by the depositary. The actual price per share and the proration will be announced promptly following completion of the verification process. After the determination of the actual price per share and the proration, the depositary for the tender offer will issue payment for the shares accepted under the offer and return all shares not accepted.

Security Capital commenced the tender offer on March 19, 2001, when it offered to purchase up to 9,302,326 shares of its Class B Common Stock at a price between $18.50 and $21.50 per share net to the seller in cash, without interest. As a result of the completion of the tender offer, Security Capital expects to have approximately 139 million shares issued and outstanding as of the time immediately following payment for the tendered shares. After completion of the tender offer Security Capital will have approximately $44 million remaining on the company's current $250 million share repurchase program.

Morgan Stanley acted as dealer manager for the tender offer.

Security Capital is a leading international real estate operating and investment management company. The company's strategy is to own all or a high percentage of a FEW real estate businesses that function as private operating divisions and to eliminate the discount to the underlying value of its assets. Security Capital currently has ownership positions in 13 real estate businesses. The company plans to reposition or sell its investment in several of these businesses and focus its capital in those that hold one of the top two market positions in their specific niche and are able to create measurable brand value, as well as generate significant income from services and managed capital. Security Capital will build on the operating strengths of the remaining private divisions to achieve superior sustainable financial results. The principal offices of Security Capital and its directly owned affiliates are in Atlanta, Brussels, Chicago, El Paso, Houston, London, Luxembourg, New York and Santa Fe.

                                     ###